SMIC and Dolphin Integration announce strategic partnership for Portable Media Players

Shanghai [2009-04-17]

Meylan, France and Shanghai, China, April.17 2009 — Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK), one of the leading semiconductor foundries in the world and the most advanced in China, and Dolphin Integration, a leader in virtual components for high resolution audio applications, announced today their partnership for the release of the latest generation of digital-to-analog audio converters that, utilizing Dolphin’s expertise, feature ultra-low power consumption.

Through this strategic alliance, the two companies affirm their willingness to ally their abilities in both design and fabrication in order to offer state-of-the-art solutions to their common customers in mature processes.

“We are enthusiastic about this alliance,” declared Henry Liu, SMIC Senior Director of Design Services. “As a leading foundry that is recognized worldwide, we wanted the benefit of relying on Dolphin’s robust audio virtual components for providing customers with the best performance mix for high volume SoCs.”

“This partnership is a strong opportunity to extend our reach to diverse users, by making them benefit from the combination of SMIC’s fabrication capacity and our highly reliable components,” said Christophe Gaillard, Dolphin Integration’s development manager. “Thanks to this alliance, we strengthen our relationship with SMIC and it paves the way to releases in more advanced processes.”

The new shDAC95-Helium digital-to-analog converter from Dolphin, in SMIC’s 0.11um and 0.13 um technological processes, is now available under this agreement, and offers power consumption as low as 6.9 mW in playback mode and a SNR as high as 95 dB, marking it particularly useful for portable media player applications requiring high sound quality and long playback capability. Further products are in development.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension
Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

About Dolphin Integration

Dolphin Integration is up to their charter as the most adaptive creator in Microelectronics to “enable mixed signal Systems-on-Chip”, with a quality management stimulating reactivity for innovation. Their current mission is to supply worldwide customers with fault-free, high-yield and reliable sets of CMOS Virtual Components, resilient to noise and drastic for low power-consumption, together with engineering assistance and product evolutions customized to their needs.
For more information about Dolphin, please visit: www.dolphin.fr/jazz.